Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group Completes Acquisition of F&C Asset Management plc

•	Excellent strategic, financial and cultural fit

•	Bolsters BMO Global Asset Management’s scale, product set and distribution capabilities

TORONTO, LONDON, May 7, 2014 – Bank of Montreal (TSX:BMO; NYSE:BMO) today announced that it has completed the acquisition of F&C Asset Management plc through its wholly owned subsidiary, BMO Global Asset Management (Europe) Limited.

This acquisition positions BMO Global Asset Management as a globally significant money manager, enhancing its investment platform capabilities and providing attractive opportunities to service wealth markets in the U.K. and the rest of Europe.

“Bank of Montreal is the oldest bank in Canada and our ties with the U.K. have been present since our founding. F&C and BMO share a deeply held conviction for working in the best interests of our clients,” said Bill Downe, Chief Executive Officer, BMO Financial Group. “Adding a European base builds scope and scale to our well-established portfolio of wealth management businesses and rounds out what is a broad global offering.”

With this acquisition, BMO Global Asset Management now has 24 offices in 14 countries serving clients across five continents, with approximately half of its assets under management managed on behalf of clients located outside of North America.

“In order to serve the needs of our clients, it is important to have a truly global investment platform,” said Barry McInerney, Co-CEO, BMO Global Asset Management. “Investors, wherever they are based, are increasingly demanding global products, strategies, and solutions. With this acquisition, BMO Global Asset Management is better able to leverage ideas cross-border and bring more comprehensive solutions to our clients around the world.”

F&C will continue to operate under the leadership of its CEO Richard Wilson and his management team. Mr. Wilson will report to Mr. McInerney.

“F&C clients will continue to enjoy the high level of service that they have known and will benefit from BMO’s broader array of investment products and solutions,” said Mr. Wilson.

About BMO Global Asset Management

BMO Global Asset Management has multi-disciplined asset management teams headquartered in Toronto, Chicago, Hong Kong and London, and a network of investment specialist boutiques that are strategically located across the globe. They include Monegy, Inc., Pyrford International Ltd., Lloyd George Management and Taplin, Canida & Habacht, LLC.

BMO Global Asset Management delivers service excellence from offices throughout North America, and in London, Edinburgh, Dublin, Frankfurt, Amsterdam, Lisbon, Munich, Zurich, Luxembourg, Abu Dhabi, Mumbai, Beijing, Shanghai, Hong Kong, Melbourne and Sydney.

BMO Global Asset Management is a part of BMO Financial Group (TSX: BMO; NYSE: BMO), a highly diversified financial services provider based in North America with total assets of C$593 billion and approximately 45,500 employees as at January 31, 2014.

For News Media Enquiries

Paul Deegan, Toronto, paul.deegan@bmo.com, (416) 867-3996

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1783

Richard Janes, London, richard.janes@fandc.com,+44 (0) 20 7011 4298

For Investor Relations Enquiries

Sharon Haward-Laird, Toronto, sharon.hawardlaird@bmo.com, (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com, (416) 867-7019

Internet:	www.bmo.com
www.fandc.com